EXHIBIT 99.1

Colliers International Declares Inaugural Semi-Annual Dividend on Common Shares

TORONTO, Dec. 9, 2015 (GLOBE NEWSWIRE) -- Colliers International Group Inc. ("Colliers") announced today that its board of directors has declared a semi-annual cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares") of Colliers of US$0.04 per Common Share. This dividend is the inaugural dividend to be paid by Colliers since it became an independent public company on June 1, 2015. The dividend is payable on January 8, 2016 to holders of Common Shares of record at the close of business on December 31, 2015. The dividend is an "eligible dividend" for Canadian income tax purposes.

About Colliers International

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is a global leader in commercial real estate services with more than 16,300 professionals operating from 502 offices in 67 countries. With an enterprising culture and significant insider ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include brokerage, global corporate solutions, investment sales and capital markets, project management and workplace solutions, property and asset management, consulting, valuation and appraisal services, and customized research and thought leadership. Colliers International has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals' Global Outsourcing for 10 consecutive years, more than any other real estate services firm.

For the latest news from Colliers International, visit Colliers.com or follow us on Twitter (@ColliersIntl) and LinkedIn.

Advisory Regarding Forward-Looking Information

Information in this press release that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this press release is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time. The forward-looking information in this press release includes, but is not limited to, statements with respect to expected future dividends and the amounts of those dividends and expected future attributes of Colliers.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of Colliers to control or predict. The actual results, performance or achievements of Colliers could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: the operations and financial condition of Colliers; business cycles, including general economic conditions in the countries in which Colliers operates, which will, among other things, impact demand for services and the cost of providing services; the ability of Colliers to implement its business strategy, including its ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in former FirstService Corporation's Annual Information Form for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Other factors, risks and uncertainties not presently known to Colliers or that Colliers currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. Colliers disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Chairman and CEO

         John B. Friedrichsen
         CFO

         (416) 960-9500